UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1.               Reason fund is applying to deregister:

☒ Merger

☐ Liquidation

☐ Abandonment of Registration

☐ Election of status as a Business Development Company

2.               Name of fund:            Separate Account II of Integrity Life Insurance Company (“Applicant”)

3.               Securities and Exchange Commission File No.:            811-07134

4.               Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application ☒ Amendment

5.               Address of Principal Executive Office:  400 Broadway Cincinnati, OH 45202

6.               Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Rhonda S. Malone, Counsel – Securities

Western Southern Financial Group, Inc.

400 Broadway

Cincinnati, OH 45202

513-629-1854

7.              Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Integrity Life Insurance Company

400 Broadway

Cincinnati, OH 45202

8.               Classification of fund (check only one):

☐ Management company;

☒ Unit investment trust; or

☐ Face-amount certificate company.

9.               Subclassification if the fund is a management company (check only one): N/A

☐ Open-end ☐ Closed-end

10.         State law under which the fund was organized or formed:  Ohio

11.        Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

N/A.  Due to the separate account’s organizational structure, it does not have its own investment advisers or sub-advisers.

12.        Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Touchstone Securities, Inc., 303 Broadway, Suite 1100, Cincinnati, OH 45202

13.         If the fund is a unit investment trust (“UIT”) provide:

a.               Depositor’s name(s) and address(es):

Integrity Life Insurance Company

400 Broadway

Cincinnati, OH 45202

b.              Trustee’s name(s) and address(es): N/A

14.        Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.         Approvals

a.               Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the board vote took place:

If No, explain:  The Applicant is an insurance company separate account with no board of directors.  Management of the Depositor, Integrity Life Insurance Company, gave final authorization for the consolidation of the Applicant with another registered separate account of the Depositor on October 19, 2011.

b.              Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  Shareholder approval was not required for the merger.

Applicable state law and the provisions of the relevant variable annuity contracts did not contain any provisions requiring a contract owner vote on the merger. To the best of our knowledge, no provision of the Investment Company Act of 1940, as amended, requires a contract owner vote. All applicable provisions of the articles of incorporation and by-laws of Integrity Life Insurance Company were complied with in connection with the merger. None of these provisions required a contract owner vote. In summary, because we did not find any requirement for a contract owner vote, we concluded that one was not required.

We also note that the “merger” was a consolidation of separate accounts owned by the same Depositor, without any merger or consolidation of the subaccounts or underlying investments.  Each subaccount remained intact and no changes occurred with regard to the underlying fund in which each subaccount invests. Before and after the consolidation, the variable annuity contract owners holding units of subaccounts remain invested in the same subaccounts and underlying funds at the same unit values and net asset values, with no change in expenses, fees, or services, nor in the investment objectives, restrictions, and policies of the subaccounts and the underlying funds, nor is dilution of any existing contract owner’s interest a possibility. All costs of the consolidation were borne by the Depositor and the consolidation had no tax consequences for contract owners.

II. Distributions to Shareholders

16.         Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐ Yes ☒ No

a.               If Yes, list the date(s) on which the fund made those distributions:

b.              Were the distributions made on the basis of net assets?

☐ Yes ☐ No

c.               Were the distributions made pro rata based on share ownership?

☐ Yes ☐ No

d.              If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

e.               Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.         Closed-end funds only: N/A

Has the fund issued senior securities?

☐ Yes ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.        Has the fund distributed all of its assets to the fund’s shareholders? As part of the merger transaction, the Applicant’s assets were moved into Separate Account I of Integrity Life Insurance Company; and consequently, the Applicant has no assets.

☐ Yes ☐ No

If No,

(a)          How many shareholders does the fund have as of the date this form is filed?

(b)         Describe the relationship of each remaining shareholder to the fund:

19.         Are there any shareholders who have not yet received distributions in complete liquidation of their interests? N/A

☐ Yes ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.         Does the fund have any assets as of the date this form is filed?

☐ Yes ☒ No

If Yes,

a.               Describe the type and amount of each asset retained by the fund as of the date this form is filed:

b.              Why has the fund retained the remaining assets?

c.               Will the remaining assets be invested in securities?

☐ Yes ☐ No

21.        Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☒ No

If Yes,

a.               Describe the type and amount of each debt or other liability:

b.              How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.         Information:

a.               List the expenses incurred in connection with the Merger or Liquidation: Neither of the separate accounts (Applicant and surviving separate account) nor the contract owners incurred any expenses.  All expenses were borne by the Depositor, Integrity Life Insurance Company.

i.                  Legal expenses: $1,647

ii.               Accounting expenses: $15,750

iii.            Other expenses (list and identify separately): EDGAR vendor – $15,586

iv.           Total expenses (sum of lines (i)-(iii) above): $32,983

b.              How were those expenses allocated?

c.               Who paid those expenses?

d.              How did the fund pay for unamortized expenses (if any)?

23.         Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.         Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.        Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.         Information:

a.               State the name of the fund surviving the Merger: Separate Account I of Integrity Life Insurance Company is the surviving separate account.

b.              State the Investment Company Act file number of the fund surviving the Merger: 811-04844

c.               If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

d.              If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.  N/A

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Integrity Life Insurance Company, Depositor and Separate Account II of Integrity Life Insurance Company, (ii) she is the President and Chief Executive Officer of Integrity Life Insurance Company, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Jill T. McGruder
Jill T. McGruder
President and Chief Executive Officer
Integrity Life Insurance Company